Exhibit 99.1

PROQR ANALYST EVENT November 18, 2021

Forward looking statements ProQR Therapeutics - Analyst Event 2021 2 This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including but not limited to, statements regarding our strategy, future operations, future preclinical and clinical trial plans and related timing of trials and results, regulatory pathway and design of preclinical and clinical trials, research and development, the potential of our technologies and platforms, including Axiomer® and Trident®, statements about our intellectual property rights, future financial position and cash runway, future revenues, projected costs, prospects, therapeutic potential of our product candidates, plans and objectives of management, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this presentation. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; feedback and interactions with regulatory authorities with respect to the design of our planned preclinical and clinical activities; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Agenda 12:00 – 12:05pm Welcome Sarah Kiely Vice President Investor Relations and Corporate Communications 12:05 – 12:15pm ProQR’s Vision and Strategy Daniel A. de Boer Founder & CEO 12:15 – 12:55pm 12:55 – 1:15pm Sepofarsen QR-421a, QR-1123, QR-504a Aniz Girach, MD Chief Medical Officer 1:15 – 1:35pm RNA Toolbox Gerard Platenburg Chief Innovation Officer 1:35 – 1:55pm Q&A moderated by Smital Shah Chief Business and Financial Officer 1:55 – 2:00pm Conclusion Daniel A. de Boer Founder & CEO 3 ProQR Therapeutics - Analyst Event 2021

ProQR’s vision is to become a biotech company that creates and provides multiple life-changing medicines to help create a world where millions of people living with rare genetic eye diseases no longer have to experience vision loss.

Axiomer® A-to-I editing Trident® U-to-Ψ editing Two strategic pillars underpin our approach Operating at the intersection of RNA therapy and genetic eye diseases ProQR Therapeutics - Analyst Event 2021 5 Very few have a treatment Genetic eye diseases RNA editing technologies

>5,000,000 people living with inherited retinal disease Very few have a treatment 6 ProQR Therapeutics - Analyst Event 2021

RNA therapies in pipeline for >100,000 IRD patients 7 QRX-461 for Usher Syndrome Sepofarsen for LCA10 QR-411 for Usher Syndrome QR-1123 for P23H adRP QR-421a for Usher Syndrome Other programs for mutations causing IRDs QR-1011 for Stargardt Disease QRX-136 for LCA10 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 0 ~10,000 ~2,000 ~1,000 ~2,000 ~16,000 ~7,000 ~500 ProQR Therapeutics - Analyst Event 2021

FULLY OWNED BY PROQR FULLY OWNED BY PROQR LICENSED FROM IONIS FULLY OWNED BY PROQR FULLY OWNED BY PROQR FULLY OWNED BY PROQR FULLY OWNED BY PROQR FULLY OWNED BY PROQR EXCLUSIVE GLOBAL LICENSE YARROW BIOTECHNOLOGY, EXCLUSIVE GLOBAL LICENSE ProQR Therapeutics - Analyst Event 2021 8 ProQR pipeline Sepofarsen (QR-110) for LCA10 QR-421a for Usher syndrome 2A QR-1123 for P23H adRP - Discovered by Ionis QR-504a for FECD3 QR-411 for Usher syndrome 2A QR-1011 for Stargardt disease QRX-461 for Usher syndrome QRX-136 for LCA Up to 5 undisclosed targets using Axiomer® Undisclosed non-ophtha target PRECLINICAL PHASE 1/2 PHASE 2/3

• Chief Medical Officer at Nightstar Therapeutics Overseeing development of gene therapies for IRD (most recently) • Academia and industry experience at Eli Lilly, Merck, Alcon and ThromboGenics (Oxurion) • Development and approval of Ocriplasmin (Jetrea) a first in class biologic therapy for retinal disease as well as 3 other drug approvals • Honorary Professorship at Wills Eye Hospital, Philadelphia • Member of 3 scientific advisory boards for international ophthalmic organizations (currently) • Reviewer for 5 peer-reviewed journals including Eye and IOVS • Editor of 4 books and author of over 100 scientific abstracts and manuscripts ProQR Therapeutics - Analyst Event 2021 9 Aniz Girach, MD Chief Medical Officer

Ocular Therapy • Eye is a small and enclosed organ • Cleaner safety profile • Deliver directly into the target organ • Effects of drugs are easily visible • Eye is a relatively immune-privileged site ProQR Therapeutics - Analyst Event 2021 10 Ocular RNA therapy The eye is exquisitely suited to ProQR’s RNA antisense oligonucleotide approach RNA Therapy • Naked molecules • less immunogenicity/inflammation • Not limited to small transgene-based diseases • Delivered via intravitreal (IVT) injection • In-office procedure • Fewer complications • Access to the entire retina • Can treat diseases at an earlier stage

ProQR Therapeutics - Analyst Event 2021 11 IVT administration is a routine procedure 4 3 2 Intravitreal administration A light and a needle are inserted into the eye to locate the place of injection The needle enters the retina, lifting off the retina until a bleb is formed, then depositing drug in the sub-retinal space 2 4 Sub-retinal surgery 3 ports are generated in the wall of the eye to allow access for tools 1 Vitrectomy: The vitreous gel is cut/sucked out of the eye to aid visualization and ease of injection 3 Routine procedure • Allows wide patient accessibility • Infrequent dosing • Naked delivery

ProQR Therapeutics - Analyst Event 2021 12 RNA IVT therapy enables broad distribution Targets central and peripheral diseases Intravitreal administration can target entire retina Sub-retinal procedure treats mainly central [6] mm of retina Treated area Treated area

Sepofarsen for Leber congenital amaurosis 10 ProQR Therapeutics - Analyst Event 2021 13

Sepofarsen for LCA10

Splice correction for c.2991+1655A>G CEP290 mRNA



Outer segment
Connecting cilium
Inner segment
Nucleus
mRNA
pre-mRNA
DNA
sepofarsen
mRNA
Exon 26
Exon 27
pre-mRNA
Exon 26
Exon 27
Exon 26
X
Exon 27
Exon 26
Exon 27
Exon 26
Exon 27
sepofarsen
Exon 26
Exon 27

In wild-type cells
CEP290 maintains cilium
structure and enables
normal protein transport

In c.2991+1655A>G-LCA10 cells
protein transport
is hampered and the
outer segment degenerates

Exclusion of the cryptic
exon from the mutated
mRNA leads to
wild-type Cep290 protein

ProQR Therapeutics - Analyst Event 2021 14

Sepofarsen (QR-110) for CEP290-mediated LCA10 15 LCA10 Lose sight in first years of life No approved therapy currently available c.2991+1655A>G mutation (p.Cys998X) affects ~2,000 patients in the Western world RNA therapy: sepofarsen Goal: Restore vision/ prevent vision loss in patients with LCA10 Locally adminis- tered in the eye. Routine intra- vitreal procedure Anticipated infrequent dosing of 2 times a year • Top-line Phase 1/2 clinical trial results showed rapid, significant and durable activity and was well tolerated • Orphan drug designation & Rare pediatric disease designation • FDA Fast track designation and access to EMA PRIME program • Ph 2/3 Illuminate trial completed enrollment January 2021; top-line data expected late Q1/early Q2 2022 • Pediatric trial underway ProQR Therapeutics - Analyst Event 2021

Sepofarsen clinical trials for LCA10 Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Phase 1/2 patients, 2nd eye treatment Mobility (ongoing) Validate the mobility course as an endpoint in clinical trials Pediatric (ongoing) Safety and tolerability in children < 8 yrs age Phase 2/3 (ongoing) Potential pivotal trial in ≥8 yrs age ProQR Therapeutics - Analyst Event 2021 16

Sepofarsen clinical trials for LCA10 ProQR Therapeutics - Analyst Event 2021 17 Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Phase 1/2 patients, 2nd eye treatment Mobility (ongoing) Validate the mobility course as an endpoint in clinical trials Pediatric (ongoing) Safety and tolerability in children < 8 yrs age Phase 2/3 (ongoing) Potential pivotal trial in ≥ 8 yrs age

Sepofarsen Phase 1/2 trial design

LCA10 patients with 1 or 2 copies of c.2991+1655A>G mutation

Phase 1/2 Study



Screening baseline
12 months treatment in worse eye
DS MC
Adult 160/80 µg dose
DS MC
Adult 320/160 µg dose
DS MC
Pediatric 160/80 µg dose
DS MC
Pediatric 320/160 µg dose
DS MC
= DSMC review

Design

- Open-label, Multiple Dose, Dose Escalation Phase 1/2 Study
- Treatment in one eye, the untreated eye is the control

Inclusion

- Enrolled 11 adults and children with LCA10 due to the c.2991+1655A>G mutation in the *CEP290* gene

Endpoints

- Primary endpoint: safety & tolerability
- Secondary endpoints: best corrected visual acuity (BCVA), full field stimulus test (FST) and mobility course

ProQR Therapeutics - Analyst Event 2021 18

Phase 1/2 study safety summary Positive benefit/risk in 160/80 µg cohort with 50% incidence of lens opacity; Subclinical retinal findings in 320/160 µg cohort ProQR Therapeutics - Analyst Event 2021 19 Cataracts Cystoid Macular Edema Retinal thinning SAE/AE 6 SAE (surgery)/2 AE 0 SAE / 2 AE 0 SAE / 2 AE Dose-dependent incidence Yes Yes Yes Timing (160/80 μg cohort) 8-12 months No cases No cases Timing (320/160 μg cohort) 3-9 months 3-4 months 3-10 months Treatment-responsive Yes Yes Stabilized

Ph1/2 key outcomes in target registration dose Onset of effect within 3 months, sustained out to month 12 in the 160/80 µg dose group (n=6) ProQR Therapeutics - Analyst Event 2021 20 Eye BCVA – logMAR (n=6) Red FST – log cd/m2 (n=6) Blue FST – log cd/m2 (n=6) Mobility course – composite score (n=6) Treated -0.93 (0.43) p=0.13 vs. CE -0.66 (0.14) p<0.05 vs. CE -0.63 (0.31) p=0.09 vs. CE 4.0 (1.27) p=0.06 vs. CE Untreated -0.22 (0.11) 0.05 (0.17) 0.12 (0.16) 2.7 (1.11) -1,2 -1 -0,8 -0,6 -0,4 -0,2 0 0,2 Change in BCVA ( logMAR ) BCVA Sepofarsen treated eye Untreated eye Improved Acuity Impaired Acuity -1 -0,8 -0,6 -0,4 -0,2 0 0,2 Change in FST (log cd/m 2 ) FST More Sensitive Less Sensitive -0,5 0 0,5 1 1,5 2 2,5 3 3,5 4 4,5 Change in Mobility (levels) Mobility Treated eye Untreated eye More Impairment Less Impairment Treated eye blue light Treated eye blue light Untreated eye red light Untreated eye red light Phase 1b/2 sepofarsen trial – PQ-110-001; NCT03140969

Sepofarsen clinical trials for LCA10 ProQR Therapeutics - Analyst Event 2021 21 Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Phase 1/2 patients, 2nd eye treatment Mobility (ongoing) Validate the mobility course as an endpoint in clinical trials Pediatric (ongoing) Safety and tolerability in children < 8 yrs age Phase 2/3 (ongoing) Potential pivotal trial in ≥ 8 yrs age

Phase 1/2 + InSight extension trial design Open label, extension trial for Phase 1/2 participants ProQR Therapeutics - Analyst Event 2021 22 Adult 320/160 µg dose Adult 160/80 µg dose Pediatric 160/80 µg dose Pediatric 320/160 µg dose Screening baseline Extension trial 160/80 µg dose Phase 1/2 Study InSight extension study enables continued treatment for Phase 1/2 participants = DSMC review DS MC DS MC DS MC DS MC DS MC 12 months treatment in worse eye

InSight extension study

Responder overview and qualitative impact summary

Participant	Treated eye	Baseline vision	BCVA	FST Blue	FST Red	Mobility
P1	1st Eye	LP	no	√	√	no
	2nd Eye	LP	no	√	√	no
P2	1st Eye	LP	√	√	√	√
	2nd Eye	LP	√	√	√	no
P3	1st Eye	HM	√	√	√	√
	2nd Eye	HM	√	√	√	√
P11	1st Eye	Chart	√*	√	√	√
	2nd Eye	Chart	√*	√	√	√*
P7	1st Eye	Chart	√**	Missing data^	Missing data^	√
	2nd Eye	Chart	no**	Missing data^	Missing data^	no
P5	1st Eye	HM	√	√	√	√
P8	1st Eye	CF	√	√	√	no
P6	1st Eye	LP	no	√	√	no

Legend

√	Response
no	No response
Missing data	Not measured or data not available
LP	Light perception
CF	Counting fingers
HM	Hand motion
Chart	On eye chart
BVCA	Best corrected visual acuity
FST	Full field stimulus test
Mobility	Mobility course

Threshold for response: BCVA >-0.2 logMAR (green) or >-0.3 logMAR (dark green), FST -.0.5 log cd/m2, Mobility 2 light levels

* Started with good vision (0.63 logMAR and moved -0.25 – potential ceiling affect) (2nd eye started with score of 15 in mobility course – potential ceiling affect)

** Started with good vision (1st eye 1.05 logMAR and moved -0.25 – potential ceiling affect; 2nd eye started at 0.7 - latest measurement 0.54 - potential ceiling affect)

^ FST data are missing for participant P7 due to incorrect baseline FST procedure

ProQR Therapeutics - Analyst Event 2021 23

InSight extension study

Responder overview and qualitative impact summary

Participant	Treated eye	Baseline vision	BCVA	FST Blue	FST Red	Mobility	Qualitative/patient experience
P1	1st Eye	LP	no	√	√	no	Treatment in both eyes, not missed injection in 4 yrs – Significant FST response and convinced treatment is working
	2nd Eye	LP	no	√	√	no	
P2	1st Eye	LP	√	√	√	√	Went from 'light perception' to 'on chart' – Able to read print and make out bus numbers and traffic lights
	2nd Eye	LP	√	√	√	no	
P3	1st Eye	HM	√	√	√	√	Went from 'hand motion' to 'on chart' – able to resume work as a carpenter
	2nd Eye	HM	√	√	√	√	
P11	1st Eye	Chart	√*	√	√	√	Homozygous patient - reported in Nature Medicine, expected to see smaller font and more words
	2nd Eye	Chart	√*	√	√	√*	
P7	1st Eye	Chart	√**	Missing data^	Missing data^	√	Increase in contrast sensitivity – ability to now see the holes in a slice of bread
	2nd Eye	Chart	no**	Missing data^	Missing data^	no	
P5	1st Eye	HM	√	√	√	√	Went from 'hand motion' to 'on chart' - Pediatric
P8	1st Eye	CF	√	√	√	no	Pediatric – able to drive a 4-wheeler on road instead of only on a field
P6	1st Eye	LP	no	√	√	no	

Threshold for response: BCVA >-0.2 logMAR (green) or >-0.3 logMAR (dark green), FST -.0.5 log cd/m2, Mobility 2 light levels

* Started with good vision (0.63 logMAR and moved -0.25 – potential ceiling affect) (2nd eye started with score of 15 in mobility course – potential ceiling affect)

** Started with good vision (1st eye 1.05 logMAR and moved -0.25 – potential ceiling affect; 2nd eye started at 0.7 - latest measurement 0.54 - potential ceiling affect)

^ FST data are missing for participant P7 due to incorrect baseline FST procedure

ProQR Therapeutics - Analyst Event 2021 24

Case study P11 – homozygous patient P11 would be expected to see smaller font and more words compared to baseline ProQR Therapeutics - Analyst Event 2021 25 Reading simulation 14mm’2◇ Before treatment (Baseline) 14 point font, one word After treatment (Month 4) 8 point font, more words Cideciyan, A.V., Jacobson, S.G., Ho, A.C. et al. Durable vision improvement after a single treatment with antisense oligonucleotide sepofarsen: a case report. Nat Med 27, 785–789 (2021).

• Went from “LP” to “on chart” in first eye. Untreated eye stayed at LP for 21 months. Second eye was treated on after 21 months with same response • Called his doctor to say that he could read signs at the airport • As a passenger in the car, started noticing headlights and streetlights • See the number on the bus and distinguish between red and green traffic lights • Read print for the first time in decades ProQR Therapeutics - Analyst Event 2021 26 Case study P2 – from LP to being on chart Seeing things he hadn’t seen in more than 10 years

Participant P3 • Baseline: 2.4 logMAR (20/5000) • 9 months: 0.58 logMAR (20/63) • Improvement: 1.82 logMAR* * From being worse than legally blind to navigating freely, watching TV and being able to see family faces. ProQR Therapeutics - Analyst Event 2021 27 Case study P3 – from HM to being on eye chart Able to resume work as a carpenter Baseline (2.4 logMAR) M3 (1.12 logMAR) M9 (0.58 logMAR) Using “Thru My Eyes” App

Sepofarsen clinical trials for LCA10 Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Phase 1/2 patients, 2nd eye treatment Mobility (ongoing) Validate the mobility course as an endpoint in clinical trials Pediatric (ongoing) Safety and tolerability in children < 8 yrs age Phase 2/3 (ongoing) Potential pivotal trial in ≥ 8 yrs age ProQR Therapeutics - Analyst Event 2021 28

ProQR Therapeutics - Analyst Event 2021 29 Mobility course clinical trial update Objective • Study to Evaluate the Feasibility and Variability of Select Vision Assessments in Subjects with a Leber Congenital Amaurosis (LCA) Type Phenotype – validate as an endpoint for clinical trials Status • Trial complete: 48 pts included in final analysis with enrollment completed in June 2021 • Performed at 17 sites across 9 countries • Data analysis underway Next steps • Discuss with Regulators Low-Contrast Visual Navigation Challenge at 1, 4, 10, 50, 125, 250, 400 lux (Ora, Inc. LCVNC™) High-Contrast Visual Navigation Challenge at 1, 4, 10, 50, 125, 250, 400 lux (Ora, Inc. HCVNC™)

Sepofarsen clinical trials for LCA10 Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Phase 1/2 patients, 2nd eye treatment Mobility (ongoing) Validate the mobility course as an endpoint in clinical trials Pediatric (ongoing) Safety and tolerability in children < 8 yrs age Phase 2/3 (ongoing) Potential pivotal trial in ≥ 8 yrs age ProQR Therapeutics - Analyst Event 2021 30

Objective • Safety and tolerability study in children under 8 years of age with Leber congenital amaurosis 10 (LCA10) due to the c.2991+1655A>G (p.Cys998X) mutation Design • Open-label dose escalation, followed by a double- masked randomized part • 10 sites in up to 7 countries • Subjects had to have a best-corrected visual acuity (BCVA) equal to or better than Light Perception and equal to or worse than 20/50 Status • First patient was dosed in the open-label dose escalation part in April 2021; dose escalation phase now completed with 5 participants dosed to date Next steps • Randomization phase will include 5 participants on 40 µg and 5 participants on 80 µg, to be dosed every 6 months for 2 years • Anticipate enrollment to complete by H1 2022 31 Brighten pediatric clinical trial update Primary endpoint safety with secondary endpoints of BCVA and FST ProQR Therapeutics - Analyst Event 2021

Sepofarsen clinical trials for LCA10 Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Phase 1/2 patients, 2nd eye treatment Mobility (ongoing) Validate the mobility course as an endpoint in clinical trials Pediatric (ongoing) Safety and tolerability in children < 8 yrs age Phase 2/3 (ongoing) Potential pivotal trial in ≥ 8 yrs age ProQR Therapeutics - Analyst Event 2021 32

33 Sepofarsen pivotal Phase 2/3 trial Enrollment complete Jan. 2021; topline data expected late Q1/early Q2 ProQR Therapeutics - Analyst Event 2021 0 month 3 month 6 month 9 month 15 month 21 month 24 month 1st Eye 12 month Loading Dose Maintenance Dose Maintenance Dose Maintenance Dose Maintenance Dose 1st Eye 1st Eye 1st Eye 2nd Eye Maintenance Dose 1st Eye sepofarsen: 160/80 µg sepofarsen: 80/40 µg Sham-procedure sepofarsen: 160/80 µg sepofarsen: 80/40 µg sepofarsen: 160/80 µg dose sepofarsen: 80/40 µg dose 12 month Primary Endpoint 2nd Eye Loading Dose Key inclusion criteria: • LCA10 due to the c.2991+1655A>G mutation in the CEP290 gene • Age ≥ 8 years • BCVA = 0.4 to 3.0 logMAR (20/50-HM) Study design: • Multicenter, Randomized, Double-Masked, Sham controlled phase 2/3 study Primary Endpoint: • Change from baseline in BCVA (logMAR) at Month 12 Secondary Endpoints: • Mobility course • Full field stimulus testing (FST) • Optical coherence tomography (OCT)

Illuminate – statistical overview • Primary Endpoint: Change from baseline at Month 12 in BCVA (logMAR) in the treated eye compared to sham • Primary Analysis: ANCOVA, baseline BCVA as a covariate (to control baseline BCVA differences across subjects); adjusted for multiplicity • Sepofarsen 160/80 μg versus Sham • Sepofarsen 80/40 μg versus Sham •(Sepofarsen 160/80 μg + sepofarsen 80/40 μg) versus Sham • Sample Size: Originally planned for 30 subjects, Illuminate exceeded the enrollment target • With a sample size of 36pts, we have >90% power to detect a BCVA change of 0.3 logMAR (Primary Analysis), with an alpha of 0.05. ProQR Therapeutics - Analyst Event 2021 34

Sepofarsen for CEP290-mediated LCA10 • Robust development program ✓ Completed enrollment in pivotal Phase 2/3 Illuminate trial (January 2021) ✓ Started pediatric Brighten study (Q2 2021) ✓ InSight extension study ongoing • Top-line readout from pivotal Phase 2/3 Illuminate trial in late Q1 / early Q2 2022 ProQR Therapeutics - Analyst Event 2021 35

QR-421a for retinitis pigmentosa and Usher syndrome ProQR Therapeutics - Analyst Event 2021 36

QR-421a for RP and Usher syndrome Skipping of exon 13 in USH2A RNA ProQR Therapeutics - Analyst Event 2021 37 In wild-type cells Ush2A protein enables protein transport through the connecting cilium In cells with the mutation Ush2A protein is not active hampering protein transport through the cilium Exclusion of mutated exon leads to restoration of functionality of Ush2a Exon 14 Exon 12 Exon 13 Exon 12 Exon 14 Exon 13 mRNA pre-mRNA Exon 12 Exon 13 Exon 14 Exon 12 Exon 13 Exon 14 Exon 14 Exon 12 Exon 12 Exon 14 Exon 13 QR-421a Outer segment Inner segment Nucleus Connecting cilium pre-mRNA DNA QR-421a mRNA

QR-421a for *USH2A*-mediated RP

Designed to treat genetic vision loss in Usher syndrome & retinitis pigmentosa

RNA therapy for Usher & nsRP

Develop hearing and vision loss in childhood and are completely blind by mid adulthood

***USH2A* exon 13** mutations affect **~16,000** patients in Western world. Approximately 15-25% has exon 13 mutations on both alleles

Partnership

FIGHTING BLINDNESS

Awarded $7.5M financial support from FFB to conduct trial

Unmet need

Potential first-in-class RNA therapy targeting ***USH2A* exon 13** mutations

- Strong preclinical proof of concept in patient-derived retinal model
- Orphan drug designation & Rare pediatric disease designation
- Fast track designation
- *Stellar* Ph 1/2 trial showed signs of efficacy (BCVA/Static Perimetry/OCT), and manageable safety
- Two pivotal Phase 2/3 trials – *Sirius* and *Celeste* – to start before year end 2021


ProQR
QR-421a

ProQR Therapeutics - Analyst Event 2021

38

ProQR Therapeutics - Analyst Event 2021 39 Clinical trials for QR-421a Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Stellar patients, multiple dose & 2nd eye treatment Phase 2/3 in advanced (planned) Potential pivotal trial for patients with advanced vision loss Phase 2/3 in early-moderate (planned) Potential pivotal trial for patients with early to moderate vision loss

ProQR Therapeutics - Analyst Event 2021 40 Clinical trials for QR-421a Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Stellar patients, multiple dose & 2nd eye treatment Phase 2/3 in advanced (planned) Potential pivotal trial for patients with advanced vision loss Phase 2/3 in early-moderate (planned) Potential pivotal trial for patients with early to moderate vision loss

QR-421a Stellar Phase 1/2 safety summary • QR-421a was well tolerated in >3,700 subject follow up days • No SAEs, no inflammation • Cataracts occur in >30% patients in natural history of disease • 1 patient had worsening of pre-existing cataracts in both the treated and untreated eye with cataract extractions in both eyes • Deemed not treatment related by Investigator • Cystoid Macular Edema (CME) known to occur as part of natural history of disease in >30% of the patients • No new occurring cases of CME during study • 1 patient with CME at baseline progressed during study, classified as mild, managed with standard of care ProQR Therapeutics - Analyst Event 2021 41

Summary of Phase 1/2 Stellar trial results Redosing interval established at 6 month ProQR Therapeutics - Analyst Event 2021 42 QR-421a Treated eye Untreated eye BL 4 12 24 36 48 -2 0 2 4 6 8 10 12 14 BL 1 4 8 12 16 24 36 48 -10 -8 -6 -4 -2 0 2 4 6 Weeks Weeks Change in BCVA (ETDRS letters) # of loci with 7dB more Single dose Single dose Mean Change from Baseline in BCVA Advanced Population BL 12 24 48 -30 -25 -20 -15 -10 -5 0 5 10 15 20 EZ area (%) Weeks Single dose Ellipsoid zone area: % mean change from baseline All QR-421a treated subjects Mean Number of retinal loci with ≥7dB improvement in static perimetry Early-moderate population Phase 2/3 Celeste trial • Early to moderate population • Primary endpoint static perimetry Phase 2/3 Sirius trial • Advanced population • Primary endpoint BCVA

-10 -8 -6 -4 -2 0 2 4 6 BCVA stabilization in all treated eyes Mean change from baseline in BCVA after single injection ProQR Therapeutics - Analyst Event 2021 43 • Stabilization of vision observed in treated eye vs decline in untreated eye in all patients • Deterioration of untreated eye in line with natural history • 6 letter benefit at week 48, after single dose • 8 letter benefit at week 72 • Sustained effect consistent with long half-life of QR-421a BL 1 4 8 12 16 24 36 48 -10 -8 -6 -4 -2 0 2 4 6 Weeks Mean 6 letter benefit at week 48 All QR-421a treated patients (n=14) 6 letter benefit (n=14)) (14) (14) (14) (14) (6) (8) (8) (7) Change in BCVA (ETDRS letters) 8 letter benefit Weeks Single dose Mean 8 letter benefit at week 72 All QR-421a treated patients (n=14) BL (n=14) 1 (14) 4 (14) 8 (14) 12 (14) 16 (6) 24 (12) 36 (10) 48 (7) 72 (5) Direction of decline Change in BCVA (ETDRS letters) Direction of decline Single dose Untreated eyes QR-421a Treated eyes

BCVA stabilization driven by advanced population Mean change from baseline in BCVA after single injection ProQR Therapeutics - Analyst Event 2021 44 • BCVA response is driven by advanced disease population • Stabilization of vision in treated eye after single dose • Mean 9.3 letter benefit at week 48 • Mean 13 letter benefit at week 72 • Sustained effect is consistent with long half-life of QR-421a • Week 72 is Primary Endpoint timepoint in Sirius (Ph 2/3) Study Mean 9.3 letter benefit at week 48 Advanced population (n=6) Mean 13 letter benefit at week 72 Advanced population (n=6) Untreated eyes QR-421a Treated eyes -12 -10 -8 -6 -4 -2 0 2 4 6 13 letter benefit Direction of decline BL (n=6) 1 (6) 4 (6) 8 (6) 12 (6) 16 (4) 24 (5) 36 (5) 48 (4) 72 (3) Single dose Change in BCVA (ETDRS letters) -12 -10 -8 -6 -4 -2 0 2 4 6 9.3 letter benefit Direction of decline Single dose Change in BCVA (ETDRS letters) BL (n=6) 1 (6) 4 (6) 8 (6) 12 (6) 16 (4) 24 (4) 36 (5) 48 (4) Weeks Weeks

ProQR Therapeutics - Analyst Event 2021 45 Clinical trials for QR-421a Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Stellar patients, multiple dose & 2nd eye treatment Phase 2/3 in advanced (planned) Potential pivotal trial for patients with advanced vision loss Phase 2/3 in early-moderate (planned) Potential pivotal trial for patients with early to moderate vision loss

Objectives • Generate further safety and efficacy data for Stellar patients • Repeat dose & 2nd eye treatment (180 μg loading dose followed by 60 μg every 6 months) for both eyes Status • Started to roll over Stellar participants into Helia study Next steps • Update from Helia extension trial by year end 2022 ProQR Therapeutics - Analyst Event 2021 46 Helia extension trial Open label, extension trial for Phase 1/2 participants

ProQR Therapeutics - Analyst Event 2021 47 Clinical trials for QR-421a Trial phase Trial objectives Phase 1/2 (completed) Safety & tolerability Phase 1/2 extension (ongoing) Continued treatment for Stellar patients, multiple dose & 2nd eye treatment Phase 2/3 in advanced (planned) Potential pivotal trial for patients with advanced vision loss Phase 2/3 in early-moderate (planned) Potential pivotal trial for patients with early to moderate vision loss

48 • Double-masked, randomized, sham controlled, 24-month, multiple dose study • Population: • Approx. 80 patients (age ≥ 12 years) • Homozygous and heterozygous, Usher and RP • Baseline BCVA 30 - 68 ETDRS letters in study eye (< 20/40) • Primary endpoint: Change from baseline in BCVA at month 18, versus sham • Key secondary endpoint: Proportion of patients who maintain vision (BCVA loss < 15 ETDRS letters) • Other endpoints: BCVA, Ellipsoid Zone (SD-OCT), FST, Perimetry, Mobility, Patient Reported Outcomes • Anticipated start of trial: Year end 2021 0 month 3 month 6 month 9 month 15 month 21 month 24 month QR-421a: 180/60 µg dose (loading / maintenance) 1st Eye 18 month Primary Endpoint 12 month QR-421 Phase 2/3 trial for Advanced Patients Final design as agreed with Regulators ProQR Therapeutics - Analyst Event 2021 Loading Dose Maintenance Dose Maintenance Dose Maintenance Dose Maintenance Dose QR-421a: 180/60 µg dose QR-421a: 60/60 µg dose QR-421a: 60/60 µg dose 1st Eye 1st Eye 1st Eye 2nd Eye Loading Dose 1st Eye Sham-procedure QR-421a: 180/60 µg dose QR-421a: 60/60 µg dose

QR-421 Phase 2/3 trial for *Early-Moderate Patients*

Final design as agreed with Regulators

CELESTE



0 month
3 month
6 month
9 month
12 month Primary Endpoint
15 month
21 month
24 month
Loading Dose 1st Eye
Maintenance Dose 1st Eye
Maintenance Dose 1st Eye
Loading Dose 2nd Eye
Maintenance Dose 1st Eye
Maintenance Dose 2nd Eye
Maintenance Dose 1st Eye
QR-421a: 180/60 µg dose (loading / maintenance)
QR-421a: 180/60 µg dose
QR-421a: 60/60 µg dose
QR-421a: 60/60 µg dose
Sham-procedure
QR-421a: 180/60 µg dose
QR-421a: 60/60 µg dose

- Double-masked, randomized, sham controlled, 24-month, multiple dose study
- Population:
  - Approx. 120 patients (age ≥ 12 years)
  - Homozygous and heterozygous, Usher and RP
  - Baseline BCVA ≥ 69 ETDRS letters in study eye (≥ 20/40)
- Primary endpoint: Change from baseline in mean sensitivity using static perimetry at month 12, versus sham
- Key secondary endpoint: Ellipsoid Zone area as measured by SD-Ocular Coherence Tomography (OCT)
- Other endpoints: BCVA, FST, Perimetry, Mobility, Patient Reported Outcomes
- **Anticipated start of trial: Year end 2021**

ProQR Therapeutics - Analyst Event 2021 49

QR-421a for Usher syndrome and RP • Phase 1/2 Stellar study completed - participants rolled over into Helia extension study • On track to start pivotal Phase 2/3 Sirius and Celeste trials by year end • Update from Helia extension trial by year end 2022 ProQR Therapeutics - Analyst Event 2021 50

QR-1123 for autosomal dominant retinitis pigmentosa ProQR Therapeutics - Analyst Event 2021 51

Visual acuity loss in selected IRDs Individuals with adRP will eventually go completely blind, though disease progression is slower than Usher/RP and LCA10 ProQR Therapeutics - Analyst Event 2021 52 Direction of decline BCVA ( logMAR ( snellen )) Illustrative only Normal 20/20 vision Age (years) 0 50 LCA10 Usher & RP 10 20 30 40 0 (20/20) 1 (20/200) 2 (CF) 3 (HM) 4 (LP) 70 60 adRP On chart Off chart

Rhodopsin Rhodopsin QR-1123 Rhodopsin QR-1123 mechanism of action Blocks expression of toxic P23H mutant RHO protein ProQR Therapeutics - Analyst Event 2021 53 Healthy people inherit two wild type copies of the rhodopsin gene P23H mutant rhodopsin is misfolded and toxic, causing progressive loss of rods QR-1123 suppresses P23H mRNA with an allele specific mechanism mRNA Rhodopsin protein Rhodopsin Outer segment Inner segment Nucleus Connecting cilium RNA DNA DNA Rhodopsin

QR-1123 for P23H adRP

Gapmer targeting autosomal dominant RP due to the P23H mutation in RHO

P23H adRP

Progressive reduction in night & peripheral vision. Blindness is frequent in mid-adulthood

No therapy available

~2,500 patients with P23H adRP in United States

RNA therapy: QR-1123

Goal: Restore vision/prevent vision loss in patients with P23H adRP

Locally adminis-tered in the eye. Routine intra-vitreal procedure

Optimizing dosing frequency

- ✔ Established modality in eye
- ✔ Strong preclinical proof of concept in vivo
- ✔ In-licensed from Ionis Pharmaceuticals
- ✔ 2-year Natural History Study
- ✔ Orphan drug designation
- ✔ Ph 1/2 study showed target engagement and manageable safety after single injection
- Repeated dose Phase 2 study to start in 2022


QR-1123
ProQR
QR-1123

ProQR Therapeutics - Analyst Event 2021 54

QR-1123 Phase 1/2 trial in adRP patients

Single ascending dose


0 month
1 month
12-month follow up
Single dose
75 µg
n=1
150 µg
n=1
300 µg
n=3
450 µg
n=3
600 µg
n=3
DS MC
= 1st Eye Dose through intravitreal administration
= DSMC review

***Aurora* Phase 1/2 trial**

- Goals include safety, tolerability and efficacy signal
- Initial data from dosing cohorts (n=11)

Key endpoints include:

- Visual acuity
- Visual field
- Microperimetry
- EZ area (OCT)

Aurora

ProQR Therapeutics - Analyst Event 2021 55

Objective of study was met • Manageable safety profile observed • QR-1123 is well tolerated • No SAEs observed • No cases of retinal thinning • Cataracts • 9 of 11 patients had cataracts in both eyes at baseline • 3 cases of cataract worsening were observed • Cystoid macular edema (CME) • 7 of 11 patients had CME (or retinal cysts) at baseline in one or both eyes • CME was more frequent in 450 - 600 µg doses (4 of 6 treated eyes) than 75 - 300 µg doses (2 of 5 treated eyes) Based on the safety profile the 75 - 300 µg doses are selected for further studies ProQR Therapeutics - Analyst Event 2021 56 QR-1123 Phase 1/2 safety summary Single dose Aurora study

ProQR Therapeutics - Analyst Event 2021 57 QR-1123 Phase 1/2 efficacy summary Single dose Aurora study • Target engagement was established across majority of patients, across different endpoints • Half life of QR-1123 (gapmer) is 5 weeks • Maximum benefit in BCVA observed after 5 weeks of treatment and declined thereafter, consistent with the half life of the drug • BCVA at 5 weeks • Across all subjects, the treated eye showed a mean BCVA benefit of +1.4 letters • In doses 75 - 300 µg, the mean BCVA benefit was +5 letters, maximum benefit observed was +7 letters • Static perimetry at 5 weeks • Across all subjects, mean total retinal sensitivity improvement (treated eye minus untreated eye) of +50 dB • Across all subjects, mean number of retinal loci with ≥ 7 dB improvement from baseline was greater in treated eyes compared to untreated eyes

Key take-aways • QR-1123 is well tolerated • Consistent target engagement/efficacy signal with doses 75 μg through 300 μg Next steps • Based on the findings from Aurora, a repeated dosing Phase 2 study is planned with doses up to 300 μg • Endpoints will include BCVA and static perimetry • Study to start in 2022 ProQR Therapeutics - Analyst Event 2021 58 QR-1123 next steps Repeated dose Phase 2 study to start in 2022

QR-504a for Fuchs endothelial corneal dystrophy ProQR Therapeutics - Analyst Event 2021 59

QR-504a mode of action Targets TCF4 repeat expansions to normalize splicing processes ProQR Therapeutics - Analyst Event 2021 60 TNR expansions in TCF4 RNA form aggregates (foci) and sequester splice factors, disrupting splicing QR-504a targets the TCF4 RNA (foci) and releases splice factors to re-establish splicing of mRNAs In healthy cells, normal splicing process of pre-mRNAs to mRNAs TCF4 Splice factors (e.g. MBNL 1) Mutant TCF4 Mutant TCF4 Spliced mRNA pre-mRNA QR-504a Splice factors (e.g. MBNL 1) Splice factors (e.g. MBNL 1)

QR-504a for FECD3

Fuchs Endothelial Corneal Dystrophy Type 3

- Corneal disease leading to blindness in mid-adulthood
- Only treatment is corneal transplant
- Genetic disease caused by Trinucleotide Repeat (TNR) expansion (>50 repeats) in ***TCF4***

>250,000 patients with Repeat expansion in ***TCF4*** in Western world

RNA therapy: QR-504a

- QR-504a is designed to be complimentary to mutant *TCF4*, leading to disease stabilization

Strong PoC

- TNR expansion in ***TCF4*** cause global aberrant splicing, eventually leading to endothelial cell death
- In patient explant models, QR-504a normalizes aberrant splicing

- √ RNA is established modality in eye
- √ Rapid delivery to corneal cells
- √ Strong preclinical proof of concept in human primary cell models

- Trial open
- First data 2022


QR-504a
ProQR
QR-504a

ProQR Therapeutics - Analyst Event 2021 61

Corneal endothelial cell loss causes FECD

Underlying molecular mechanism is based on accumulation of abnormally-spliced RNA

Progressive loss of corneal architecture causes "Glare" and "Photophobia" symptoms



Guttae only – debris of dead cells

Subclinical diagnosis

> Diagnosis



Subclinical edema -light scatter

Fluid accumulation

> Trigger to treat



Clinical edema - reduced visual acuity

Advanced loss of normal endothelium

> Transplant surgery



Stromal deterioration

Irreversible corneal opacification

Palliative Care

Surgery (DMEK, DSEK)



+


E
F P
T O Z
L P E D

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MBNL1 example for aberrant splicing in FECD3

Characterization of primary cell models from healthy donors and patients

- Muscleblind Like Splicing Regulator 1 (MBNL1) has 2 isoforms, termed Long (L) and Short (S)
- In patients with FECD3 the ratio of between Long & Short Isoforms is altered
- **Quantifying splice ratio of MBNL1 transcripts serves as Biomarker for FECD3**


MBNL1 S
MBNL1 L
+54


Healthy
FECD3
% MBNL1 isoform
100
75
50
25
0
MBNL1 S (Δ54)
MBNL1 L (+54)

ProQR Therapeutics - Analyst Event 2021
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QR-504a treatment to normalize splicing

Isoform ratio of MBNL1 biomarker restored in ex vivo FECD3 primary cells

- QR-504a is complementary to TNR expansions in *TCF4*
- Binding of QR-504a to TNRs results in release of the splicing factors (e.g. MBNL1)
- Reduction in aberrant splicing should prevent RNA mediated toxicity & cell death in FECD3



Healthy
FECD3
100
75
50
25
0
% MBNL1 isoform
Untreated
Untreated
Treated
MBNL1 S (Δ54)
MBNL1 L (+54)

ProQR Therapeutics - Analyst Event 2021
64

ProQR Therapeutics - Analyst Event 2021 65 IVT administered QR-504a shows robust delivery to the corneal endothelium • C57BL/6 mice, m/f (12-14 w) • Single IVT injection QR-504a (50 µg) • Detection by Cy5-labeled FISH probe, after 2 days and 14 days post injection, resp. Blue Nuclear stain (DAPI) Red Cy5-probe detecting QR-504a Overview Cornea (63x) 2 days 14 days Epithelium Stroma Endothelium Epithelium Stroma Endothelium ProQR, unpublished

Fuchs Focus Phase 1b trial • Open-label, single-dose, dose escalation, exploratory study • Goals include safety, tolerability and molecular proof of concept • Approximately 6 adults • Trial open, initial data expected 2022 QR-504a Phase 1b trial in FECD Molecular proof of concept (PoC) to lead to clinical PoC ProQR Therapeutics - Analyst Event 2021 66 Molecular proof of concept Biomarker assessment (MBNL 1 short/long form ratio) in corneal tissue removed at surgery for molecular proof of concept 1st Eye 4 weeks follow-up 2nd Eye >4 weeks 1st & 2nd Eye follow-up 12 months Eye 1 tissue collection during transplant Eye 2 tissue collection during transplant Eye 2 dose (IVT) Potential clinical proof of concept Measure: corneal thickness, visual acuity, fluid build up, QoL Molecular proof of concept Clinical proof of concept

• Co-founded ProQR and has served as our Chief Innovation Officer since 2014 • Extensive background in RNA modulation, orphan drug discovery & development • 25 years of senior managerial experience in growing biotech companies • Previously served as Chief Executive Officer at Isa Pharmaceuticals • Co-founded Prosensa and held various positions including Chief Executive Officer and Chief Development Officer ProQR Therapeutics - Analyst Event 2021 67 Gerard Platenburg Chief Innovation Officer

RNA toolbox – editing platform technologies

Axiomer® and Trident® invented by ProQR


A→I

Axiomer® A-to-I editing

- Exploiting endogenous ADAR
- Recruited by synthetic Editing Oligonucleotide (EON)
- I is translated as a G, allowing to target G-to-A mutations
- Specific, potent, and stable by design
- >20,000 G-to-A mutations described in literature


Ψ

Trident® U-to-Ψ editing

- Exploiting endogenous pseudouridylation machinery
- Recruited by single stranded pseudouridylation EON (psEON)
- Specifically target PTC mutations (~11% of all known disease-causing mutations)
- Broad applicability in RNA and protein engineering



Strong IP protection

- Foundational patents owned or exclusively licensed by ProQR
- Unrivaled know how on EON/psEON design and high-throughput assays
- Key collaborations with academic experts

ProQR Therapeutics - Analyst Event 2021

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A-to-I RNA Editing platform Axiomer® ProQR Therapeutics - Analyst Event 2021 69

ProQR Therapeutics - Analyst Event 2021 70 ADAR is the body’s own system to edit RNA EON Target adenosine ADAR deaminase domain Target RNA • ADAR = Adenosine Deaminase Acting on RNA • ADAR is an RNA editing system that is present in all human cells • In the human body, ADAR is responsible for editing RNA to, for example, • Create different isoforms of proteins • Change functionality of small RNA molecules • Regulate splicing

EONs designed to recruit endogenous ADAR ADAR deaminates target A in EON-target RNA complex ProQR Therapeutics - Analyst Event 2021 71 Endogenous editing Editing OligoNucleotide (EON)-directed therapeutic editing RNA EON I RNA I A ADAR dsRBDs ADAR deaminase domain RNA RNA EON A

EONs designed for targeted RNA editing

Functionality defined by sequence and chemistry

Sequence defines target RNA binding

EON chemical modifications define:

- Editing efficacy
- Editing specificity
- Stability (nuclease resistance)
- Cell and tissue uptake


EON
RNA
A
A
A


Provides
Stability
Editing Enabling Region (EER)
Total length:
~25 - 30 nt
Backbone modifications enable ADAR binding, and disable off-target editing;
ADAR-binding region (ABR)

ProQR Therapeutics - Analyst Event 2021 72

Optimizing EONs for therapeutic use Separate screening for potency, stability and bioavailability ProQR Therapeutics - Analyst Event 2021 73 Challenge: Replace defined regions in EONs with new chemical modifications, without compromising ADAR binding and activity. Efficacy optimization: Biochemical editing assay Stability optimization: Biochemical stability assays High-throughput screening Validation phase Cell-based assays Further development EON design Selection of new modifications based on structural analysis and modelling: Fit with ADAR binding (EER)

Single nucleotide modification Within EER increases EON efficacy ProQR Therapeutics - Analyst Event 2021 74

Modification improving EON efficacy identified

Mimicking E488Q mutation in ADAR2 causing hyperactivity


EON
3′
5′
ADAR2 DD
Target RNA

Protonation dependent hydrogen bond – pH dependency


a
E488
3.1 Å
Orphan C
b
Q488
2.9 Å
Orphan C
b
NH₂
E488
C
E488 -
C
a
NH₂
Q488
C

Protonation independent hydrogen bond


C
NH₂
NO₂
NH
E488 -
Z

dZ base (dZ)

Metthews 2016, Nature Structural & Molecular Biology

Doherty et al., 2021, JACS, ProQR – UC Davis collaboration

ProQR Therapeutics - Analyst Event 2021
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dZ base (dZ) modification of the EER dZ improves editing in human retinal pigment epithelial cells ProQR Therapeutics - Analyst Event 2021 76 Editing of adenosine target in human ARPE-19 dZ in EER (EER) 0 40 0 20 10 0 h PP d h PP d cr oc diting ddP R

New chemical optimization For EON ABR region ProQR Therapeutics - Analyst Event 2021 77

New chemical modification of the ABR ABR modification greatly enhances editing ProQR Therapeutics - Analyst Event 2021 78 Backbone modifications enable ADAR binding, and improve stability ADAR-binding region (ABR) • Chemical optimization greatly increases EON editing in positions within ABR region • SAR screen of 2nd backbone modification for best position within ABR region ongoing 0 20 40 60 80 NT ACTB-5 ACTB-6 ACTB-3 Editing % 0 20 40 60 80 NT ACTB-5 ACTB-6 ACTB-3 Editing % Editing of ACTB in human retinal pigment epithelium cells Editing of ACTB in human primary hepatocytes

Development of Axiomer® For IRD indications ProQR Therapeutics - Analyst Event 2021 79

ProQR Therapeutics - Analyst Event 2021 80 ProQR inherited blindness platform Intravitreal delivery is routine procedure • Long half-life in the eye allows for dosing once or twice yearly • Chemical modification enables naked delivery Predictive optic cup model • Sophisticated organoid model for retinal dystrophies • Accurately predicted in sepofarsen trial: • Clinically efficacious intravitreal dose level • Response to treatment • Time to onset of response Broad distribution allows for targeting of central and peripheral diseases • Oligonucleotides distribute broadly to all different cell types • Allowing for targeting central and peripheral disease Targeted RNA oligo therapies • RNA oligo designed to specifically address the mutations causing the disease • >300 genetic eye diseases described UNIQUE PLATFORM FOR PRECISION MEDICINE

Human retinal organoids

Differentiation from induced pluripotent stem cells (iPSC)


2 days
17 days
30 days
45 days
90 days
150 days
Photoreceptors
RPE
Neural Retina
225 days
Photoreceptors, elongated and thickened brush border

- Takes 150 days to generate organoids. After this they are ready treating with ASOs
- Retinal organoids can be wild-type (volunteer derived) or mutant (patient derived)

ProQR Therapeutics - Analyst Event 2021 81

Human iPSC-derived retinal organoids Brief introduction to the model ProQR Therapeutics - Analyst Event 2021 82 Ganglion Cells RPE 0.5 mm Photoreceptors TuJ1 Ganglion Cells Opsin red/green Cones Rhodopsin Rods GC INL ONL

Substantial A-to-I editing in retinal organoids >40% editing was achieved in IPSC derived organoids ProQR Therapeutics - Analyst Event 2021 83 225 days Retinal organoid • Each chemical modification improves EON editing efficacy • The highest editing efficacy increase is obtained for EONs with all modification combined • Over 40% editing was observed after gymnosis Editing of ACTB in human retinal organoids EON-directed therapeutic editing 0 0 40 20 10 0 ctB ctB cr diting ddP R

Axiomer® is uniquely positioned in genetic medicines • Axiomer® edits RNA using the body’s own A-to-I editing machinery – no external enzymes have to be inserted into the cells • Optimizing the EON designs and have shown excellent editing levels in retinal organoid models • ProQR is developing Axiomer® for genetic eye disease • ProQR will develop selected targets in genetic eye disease, and will provide further guidance on this in H2 2022 ProQR Therapeutics - Analyst Event 2021 84

An emerging RNA Editing platform Trident® ProQR Therapeutics - Analyst Event 2021 85

Trident® RNA editing technology Based on RNA-guided pseudouridylation of selected uridines in RNA ProQR Therapeutics - Analyst Event 2021 86 ψ Translational read through and NMD inhibition Use of endogenously expressed RNA editing machinery Site-specific PTC repair at the RNA level Delivery modality: modified oligos or psEONS

Targeted pseudouridylation of PTC in RNA Translational read-through and nonsense mediated decay (NMD) inhibition ProQR Therapeutics - Analyst Event 2021 87 DNA mRNA UGC ψ AGACG Readthrough protein + Inhibition of mRNA degradation by NMD Translation TGCTAGACG Premature Termination Codon (PTC) UGCUAGACG Transcription Translation Truncated protein + Disease … …… … ……

Optimizing guide-RNA design for therapeutic use Computational modelling using Archaeal H/ACA box RNP ProQR Therapeutics - Analyst Event 2021 88 Archaeal H/ACA box RNP (Li et al. 2006 Nature) Single hairpin guide with stems and loops reduced in size In silico, Biophysical, biochemical methods

gRNAs are halved and chemically modified In silico and biochemical screening used to improve design (SAR) ProQR Therapeutics - Analyst Event 2021 89 Natural gRNAs: 130nt ACA ACA H Single Hairpin Pseudouridylation biochemical assay + Different chemical modifications were tested ABCD Modified gRNA

Example in beta-globin • Trident® inhibits NMD (increases PTC-containing mRNA levels), which affects the NMD-sensitive beta-globin gene • PTC insertion leads to decrease in beta-globin protein production • One of the most common nonsense mutations in this gene is Q39X, prevalent in Mediterranean countries ProQR Therapeutics - Analyst Event 2021 90

Trident® Pseudouridylation PoC in human cells ProQR Therapeutics - Analyst Event 2021 91 “ editerranean” mutation Sequence- and gRNA-specific readthrough and NMD-I effect Increase of beta-globin protein Control gRNA Q39X-specific gRNA 0 2 4 6 8 10 12 Relative % to WT (Globin/MUP) Control gRNA Q39X-specific gRNA 0 2 4 6 8 10 12 Relative % to WT (Globin/tubulin) Increase of beta-globin mRNA

Trident® scientific progress summary • The Trident® platform has numerous applications in mutation correction and protein modulation • 11% of genetic diseases are caused by premature termination codons (PTCs), in principle correctable with the technology • Specific amino acids can be altered to modulate protein function • Achieved proof of concept in several models showing translational correction and inhibition of NMD • Trident® technology can be applied as synthetic oligonucleotides or psEONs • Further optimizations for development purposes are ongoing ProQR Therapeutics - Analyst Event 2021 92

Milestones ProQR Therapeutics - Analyst Event 2021 93

Recent achievements & anticipated milestones ProQR Therapeutics - Analyst Event 2021 94 Sepofarsen for CEP290-mediated LCA10 ✓ Complete enrollment in pivotal Phase 2/3 Illuminate trial (January 2021) ✓ Start pediatric Brighten study (Q2 2021) • Top-line readout from pivotal Phase 2/3 Illuminate trial in late Q1 / early Q2 2022 QR-421a for Usher syndrome and retinitis pigmentosa • Start pivotal Phase 2/3 Sirius and Celeste trials by year end 2021 • Update from Helia extension trial by year end 2022 QR-1123 for autosomal dominant retinitis pigmentosa ✓ First clinical data in Q4 2021 • Repeated dosing study to start in 2022 QR-504a for Fuchs endothelial corneal dystrophy ✓ Trial open for enrollment (Q2 2021) • First clinical data in 2022 Axiomer® RNA editing platform technology • Partnership with Lilly announced (September 2021) – up to 5 targets in liver and nervous system, $50 M • ProQR will develop selected targets in genetic eye disease, and will provide further guidance on this in H2 2022 Additional genetic eye disease target • Advance a target into pre-clinical development in 2022

The ProQR value proposition

Value

Sepofarsen for LCA10

- Best in class / first in class
- Clinically meaningful improvement observed
- Potential to have transformational impact for patients

QR-421a for Usher & RP

- Best in class / first in class
- Second program from translational platform
- Sizable market opportunity
- Compelling data in *Stellar* Ph 1/2 trial

Deep genetic eye disease pipeline

- QR-1123 for autosomal dominant RP
- QR-504a for Fuchs endothelial corneal dystrophy
- QR-411 for Usher syndrome and RP
- Numerous programs in discovery stage

RNA editing platforms

- Axiomer® and Trident® - Leading RNA base-editing platforms
- Strong IP portfolio
- Validating partnership in Axiomer® with Eli Lilly, deal value up to $1.3B
- Large opportunity >20,000 targets for Axiomer®
  - ProQR ophthalmology targets
  - Partner other targets

Strong R&D leadership

- Deep Scientific and medical experience in ophthalmology
- 19 drug approvals including Jetrea, Rescula, Zaditor and Lucentis
- Strong RNA foundation

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IT’S IN OUR RNA